Exhibit 19.1

KNIGHTSCOPE, INC.

INSIDER TRADING POLICY

[ ], 2025

Background

The board of directors of Knightscope, Inc. (the “Company”) has adopted this Insider Trading Policy (this “Policy”) for directors, officers, and employees of the Company and its subsidiaries with respect to the trading of the Company’s securities, as well as the securities of publicly-traded companies with whom we have a business relationship.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material nonpublic information about that company or its securities. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade.  Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe.

This Policy is designed to prevent insider trading or allegations of insider trading, and to protect the Company’s reputation for integrity and ethical conduct.  It is your obligation to understand and comply with this Policy.  Should you have any questions regarding this Policy, please contact the Company’s Chief Financial Officer.

Scope of Policy

Persons Covered.  As a director, officer, or employee of the Company or its subsidiaries, this Policy applies to you.  The restrictions that apply to you also apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities).  This Policy does not, however, apply to personal securities transactions by the foregoing individuals (family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control) where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or any of the foregoing individuals.

In addition, this Policy applies to any entities that you influence or control (including corporations, limited liability companies, partnerships or trusts).  For entities that are venture or similar investment funds, you have influence or control of the shares held by those funds if you can vote or dispose of them.  Any transactions by entities that you have influence or control over should be treated for purposes of this Policy and applicable securities laws as if they were for your own account.

You are responsible for making sure that any transaction in a security by you, your family members, or by the persons or entities that you control or influence, as covered by this Policy, complies with this Policy.

Companies Covered.  The prohibition on insider trading in this Policy is not limited to trading in the Company’s securities.  It includes trading in the securities of other firms about which you are in possession of material nonpublic information, such as customers or suppliers of the Company and those entities with which the Company may be

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negotiating material transactions, such as an acquisition, investment or sale.  Information that is not material to the Company may nevertheless be material to one of those other firms.

Transactions Covered. “Trading” includes purchases and sales of stock, derivative securities such as put and call options, warrants and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). “Trading” also includes certain transactions under Company equity plans. Note that:

●	Stock Option Exercises. This Policy’s trading restrictions generally do not apply to the exercise and hold of shares purchased under a stock option. The trading restrictions do apply, however, to any market sale of the underlying stock, including through a cashless exercise of the option through a broker as this entails selling a portion of the underlying stock to cover the costs of exercise.
●	This Policy’s trading restrictions generally do not apply to “sell-to-cover” transactions pursuant to a non-discretionary policy adopted by the Company that is intended to facilitate the payment of withholding taxes associated with vesting of equity awards (other than stock options).
●	This Policy’s trading restrictions generally do not apply to transactions under a pre-cleared Rule 10b5-1 plan or a pre-cleared non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K.
●	In addition, bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the donor is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions described below under the section ”Statement of Policy—Pre-Clearance Procedures.”

Statement of Policy

No Trading with Material Nonpublic Information.  You may not trade in the securities of the Company, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company or its securities.  Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with the Company.

No Tipping.  You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information.  This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even if you did not trade and did not gain any monetary benefit from another’s trading.

The following restrictions apply to all directors, officers and employees of the Company and its subsidiaries.

Quarterly Blackout Periods.  To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, all directors, officers and employees of the Company are prohibited from trading in the Company’s securities during quarterly blackout periods that begin on the fifteenth (15th) day of the last month of a fiscal quarter and end after the second full business day following the public release of the Company’s earnings for that quarter.

Event-Specific Blackouts.  Individuals also may be prohibited from trading in the Company’s securities during certain event-specific blackout periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or other employees.  So long as the event remains material and nonpublic, the persons who are aware of the event, as well as any other persons the Company deems appropriate, may not trade in the Company’s securities.  The existence of an event-specific blackout generally will not be announced, other than to those who are aware of the event giving rise to the blackout.  If, however, a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Company’s Chief Financial Officer or his or her designee (the “Compliance Officer”) may inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout.  Any person made aware of the existence

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of an event-specific blackout should not disclose the existence of the blackout to any other person.  The failure of the Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Pre-Clearance Procedures. The Company’s directors, officers and certain designated employees of the Company and its subsidiaries who have access to material nonpublic information about the Company (“covered persons”) are subject to the following pre-clearance procedures. Covered persons, together with their family members and other members of their household, and any entities that a covered person influences or controls, may not engage in any transaction involving the Company’s securities (including without limitation an option exercise, gift, loan, pledge, contribution to a trust or any other transfer) without first obtaining pre-clearance of the transaction from the Company’s Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. If, upon requesting pre-clearance, a covered person is advised that a transaction in the Company’s securities may take place, the covered person may enter into a transaction within two business days thereafter. If, for any reason, a transaction is not completed within the two business days, pre-clearance must be obtained again before a transaction may occur. Any person who has requested pre-clearance may not disclose the approval or denial of the request to any other person.

No Exception for Hardship.  The existence of a personal financial emergency does not excuse you from compliance with this Policy.  One limited exception is that any person who is subject to the quarterly earnings blackout period and who has an unexpected and urgent need to sell Company stock in order to generate cash may, in limited and appropriate circumstances, be permitted to sell Company stock even during the quarterly blackout period.  Hardship exceptions may be granted only by the Compliance Officer and must be requested at least two business days in advance of the proposed transaction.  A hardship exception may be granted only if the person requesting it certifies, and the Compliance Officer concludes, that the person requesting it is not aware of material nonpublic information and there are no other reasons to prohibit trading.  Under no circumstance will a hardship exception be granted during an event-specific blackout period to a director, executive officer or other person to whom an event-specific blackout period applies.  A hardship exception does not relieve any person of the obligation not to trade while aware of material nonpublic information.

Exception for Approved Rule 10b5-1 Trading Plans

Transactions in the Company’s securities that are executed pursuant to a compliant Trading Plan (as defined below) are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to blackout periods and, if applicable, pre-clearance procedures.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements specified in the rule.

The Company requires that all Rule 10b5-1 trading plans be pre-cleared in writing in advance by the Compliance Officer and satisfy the requirements of this Policy, as outlined below.  Rule 10b5-1 trading plans may be further subject to additional policies or guidelines adopted by the Company from time to time, which may be obtained from the Compliance Officer.  Please consult the Company’s Compliance Officer if you have any questions about entering into a Rule 10b5-1 trading plan.

Transactions under a trading plan (a “Trading Plan”) must satisfy either:

●	the conditions of Rule 10b5-1; or
●	the elements of a non-Rule 10b5-1 trading arrangement as defined in Item 408(c) of Regulation S-K; and
●	be pre-approved by the Compliance Officer.

The Compliance Officer may impose such other conditions on the implementation and operation of a Trading Plan as they deem necessary or advisable.

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An individual may only modify a Trading Plan outside of a blackout period and, in any event, where the individual does not possess material nonpublic information. Modifications to and early terminations of a Trading Plan are subject to pre-approval by the Compliance Officer.

The Company also reserves the right from time to time to suspend, discontinue, or otherwise prohibit transactions under a Trading Plan if the Compliance Officer, Chief Executive Officer, or the Board of Directors, in its or their discretion, determines that such suspension, discontinuation, or other prohibition is in the best interests of the Company.

Compliance of a Trading Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Trading Plan are the sole responsibility of the person initiating the Trading Plan, and none of the Company, the Compliance Officer, or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Trading Plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Trading Plan.

Definition of Material Nonpublic Information

Note that inside information has two important elements - materiality and public availability.

Material Information.  Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security.  Any information that could reasonably be expected to affect the price of the security is material.  While it is not possible to define all categories of material information, common examples of material information include without limitation:

●	Projections of financial performance, including future earnings or losses or other earnings guidance.
●	Financial results of a completed period.
●	Earnings that are inconsistent with the consensus expectations of the investment community.
●	A pending or proposed merger, acquisition or tender offer or an acquisition or disposition of significant assets.
●	A pending or proposed joint venture.
●	A Company restructuring.
●	A change in management or the board of directors.
●	Major events regarding the Company’s securities, including the declaration of a stock split, the offering of additional securities or a stock repurchase program.
●	Financial liquidity problems.
●	Actual or threatened major litigation, or the resolution of such litigation.
●	A cybersecurity risk or incident involving the Company’s business, including relating to customer, employee or Company data, or a product or service.
●	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.
●	Development of a significant new product, process or service.

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Both positive and negative information can be material.  Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.

Nonpublic Information.  Nonpublic information is information that is not generally known or available to the public.  One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information.  In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing that is available on the SEC’s website) and the investing public has had time to absorb the information fully.  As a general rule, information should not be considered fully absorbed by the marketplace until the end of the second full trading day after the information is released.  For example, if the Company announces financial earnings before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Thursday (assuming you are not aware of other material nonpublic information at that time).  However, if the Company announces earnings after trading begins on that Tuesday, the first time you can buy or sell Company securities is the opening of the market on Friday.  Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

Additional Guidance

The Company considers it improper and inappropriate for those employed by or associated with the Company to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of the insider trading laws.  Accordingly, your trading in Company securities is subject to the following additional restrictions.

Short Sales.  Short sales (the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects.  In addition, short sales may reduce a seller’s incentive to improve the Company’s performance.  For these reasons, you may not engage in short sales of the Company’s securities, including a “sale against the box” (a sale with delayed delivery).

Publicly Traded Options.  Given the relatively short term of publicly traded options, you may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Standing Orders and Limit Orders.  Standing orders and limit orders (excluding standing and limit orders under pre-cleared Rule 10b5-1 trading plans) should be used only for a very brief period of time.  A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction.  As a result, a standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.  The Company discourages such standing order transactions on Company securities.

Hedging Transactions.  Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.  These transactions allow the person to continue to own the covered securities, but without the full risks and rewards of ownership.  When that occurs, the person may no longer have the same objectives as the Company’s other shareholders.  Therefore, all directors, officers, and employees of the Company are prohibited from engaging in such transactions.

Margin Accounts and Pledges.  Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan.  Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.  An exception to this prohibition may be granted where you wish to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities.  If you wish to

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pledge Company securities as collateral for a loan, you must submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of the documents evidencing the proposed pledge.

Post-Termination Transactions

This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company or a subsidiary.  If you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Company securities until that information has become public or is no longer material.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you.  This includes making sure that any family members who reside with you, household members and other affiliated individuals or entities whose transactions are subject to this Policy also comply with this Policy.  If you violate this Policy, the Company may take disciplinary action, including dismissal for cause.  Any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

The Company may change or otherwise revise the terms of this Policy from time to time to respond to developments in law and practice.  The Company will take steps to inform all affected persons of any material changes or revisions to this Policy.

Company Assistance

Your compliance with this Policy is of the utmost importance both for you and for the Company.  If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s Compliance Officer.  Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

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Certification

All directors, officers, and employees must certify their understanding of, and intent to comply with, this Policy.  A copy of the certification is enclosed with this Policy.

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KNIGHTSCOPE, INC.

INSIDER TRADING POLICY

CERTIFICATION

To Knightscope, Inc.:

I, __________________________ (name), have received and read a copy of the Knightscope, Inc.  Insider Trading Policy (the “Policy”) .  I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other relationship with Knightscope, Inc. (the “Company”).  I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other relationship with the Company.

(Signature)

(Date)

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